SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of an announcement regarding 2020 annual general meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 9, 2021.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the form of proxy enclosed herewith to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ANNUAL GENERAL MEETING FOR THE YEAR 2020

The AGM will be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 25 May 2021 at 9:00 a.m. The Notice of the AGM is set out in this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the proxy form enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the AGM (i.e. before 9:00 a.m. on 24 May 2021 Hong Kong time). Completion and return of the proxy form shall not preclude you from attending and voting in person at the AGM should you so wish.

9 April 2021

CONTENTS

Page

Definitions		1

Letter from the Board		3

I.	Introduction	3

II.	Proposed Change in Auditors	4

III.	Proposed Election of Directors	4

IV.	Proposed Election of Supervisors	6

V.	Recommendation of the Board	7

VI.	Annual General Meeting	7

Appendix I –	Details of the Proposed Directors	9

Appendix II –	Details of the Proposed Supervisors	15

Notice of Annual General Meeting for the year 2020		17

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“A Share(s)”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	holders of A Share(s);

“Annual General Meeting” / “AGM”	the annual general meeting of Sinopec Corp. for 2020 to be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 25 May 2021 at 9:00 a.m.;

“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time;

“Board”	the board of directors of Sinopec Corp.;

“Board of Supervisors”	the board of supervisors of Sinopec Corp.;

“Company”/“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Director(s)”	the director(s) of Sinopec Corp.;

“Executive Director”	the executive director of Sinopec Corp.;

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Stock Exchange and traded in Hong Kong dollars;

“H Shareholder(s)”	holders of H Share(s);

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“INED(s)”	the independent non-executive Director(s) of Sinopec Corp.;

DEFINITIONS

“Non-executive Director(s)”	the non-executive Director(s) of Sinopec Corp.; “PRC” or

“China”	the People’s Republic of China;

“PRC Company Law”	Company Law of the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of PRC;

“Share(s)”	ordinary shares in the share capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholder(s)”	holder(s) of the Company’s Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Supervisor(s)”	the Supervisor(s) of Sinopec Corp.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Executive Directors: Ma Yongsheng Yu Baocai Liu Hongbin Ling Yiqun	Registered Office: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 PRC
Non-Executive Directors: Zhang Yuzhuo Zhang Shaofeng Independent Non-Executive Directors: Tang Min Cai Hongbin Ng, Kar Ling Johnny

9 April 2021

To the Shareholders

ANNUAL GENERAL MEETING FOR THE YEAR 2020

I.	INTRODUCTION

Reference is made to (i) the announcement in relation to proposed change in auditors dated 26 March 2021, and (ii) the announcement in relation to proposed appointment of Directors and Supervisors of the Company dated 26 March 2021. The purpose of this circular is to provide you with further information in relation to the proposed resolutions at AGM to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM. For the details of the proposed resolutions at the AGM, please also refer to the AGM notice enclosed herewith this circular.

LETTER FROM THE BOARD

II.	PROPOSED CHANGE IN AUDITORS

The Board has resolved to appoint KPMG and KPMG Huazhen (Special General Partnership) as the external auditors of the Company for the year 2021 (the “Proposed Change in Auditors”). The Proposed Change in Auditors is subject to the approval by the Shareholders at the AGM.

According to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (the “SASAC”), there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to the Company (the “SASAC Rotation Requirements”). PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (collectively, the “Original Auditors”) will respectively retire as the external auditors of the Company due to the SASAC Rotation Requirements. The Board has resolved to appoint KPMG and KPMG Huazhen (Special General Partnership) as the external auditors of the Company for the year 2021. The Company has thoroughly communicated with the Original Auditors in respect of the Proposed Change in Auditors, and the Original Auditors had no objection to the Proposed Change in Auditors. Each of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP has confirmed that there are no matters in relation to their retirement which should be brought to the attention of the Shareholders. The Board is not aware of any matters in relation to the Proposed Change in Auditors that need to be brought to the attention of the Shareholders of the Company.

The Board proposed the grant of authorisation to the Board by Shareholders at the AGM to determine the auditors’ remuneration for the year ending 31 December 2021.

III.	PROPOSED ELECTION OF DIRECTORS

The tenure of office of the seventh session of the Board will expire in May 2021. The elections of Directors is subject to the shareholders’ approval by way of ordinary resolutions at the AGM.

The following candidates have been nominated for election as directors (“Director Candidates”) of the eighth session of the Board:

Name	Position

Zhang Yuzhuo	Non-executive Director
Ma Yongsheng	Executive Director
Zhao Dong	Non-executive Director
Yu Baocai	Executive Director
Liu Hongbin	Executive Director
Ling Yiqun	Executive Director
Li Yonglin	Executive Director

LETTER FROM THE BOARD

Name	Position

Cai Hongbin	Independent Non-executive Director
Ng, Kar Ling Johnny	Independent Non-executive Director
Shi Dan	Independent Non-executive Director
Bi Mingjian	Independent Non-executive Director

Details of the Director Candidates are set out in the Appendix I to this circular.

In relation to proposed election of each of Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, Ms. Shi Dan and Mr. Bi Mingjian as an INED, the Board and the Nomination Committee of the Company have complied with the Board diversity policy and the nomination procedures for Directors of the Company, taking into account the Company’s development strategy, the expertise and experience required for the overall operation of the Board as well as the candidates’ cultural and educational background, gender, age and other factors. The Board is of the view that the proposed elections of the above INED candidates are in the interests of the Company and its Shareholders as a whole in that such candidates are equipped with knowledge in operation of listed company, the necessary professional experience in economics, finance, management, investment, compliance and other aspects to fulfil his or her role as an INED as well as the ability to provide independent, fair and objective opinions on corporate affairs. The Board is of the view that Mr. Cai Hongbin, with rich experience in finance and economy, and Mr. Ng, Kar Ling Johnny, with rich experience in finance and auditing, have served as INEDs of the Company for three years and made considerable contributions to the reform, development and compliance operation of the Company. Ms. Shi Dan is an expert in the field of industry and energy economy and has profound insights addressing climate change and in green and low-carbon development, which is conducive to the sustainable development of the Company and will enhance the diversity of the Board composition. Mr. Bi Mingjian has over 30 years’ professional experience in the field of finance and profound understanding of the history of state-owned enterprises’ reform and development, which in combination with his rich working experience in listed company, will enable him to provide the Company with professional insight in terms of finance, strategy, investment, international development and other aspects.

Other than disclosed in this circular, none of the above Director Candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this circular, apart from 13,000 A shares of Sinopec Corp. held by Mr. Ling Yiqun, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the Director Candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

LETTER FROM THE BOARD

Each of the Director Candidates listed above, once elected at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the Director shall start from the date when his appointment is approved by the AGM to the date when the term of the eighth session of the Board expires, and the remunerations for the services provided by Executive Directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remunerations will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by INED under the service contract is RMB450,000 per year (before tax). The Non-executive Directors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remunerations obtained by the relevant Directors of Sinopec Corp. during the relevant reporting period.

Other than those disclosed herein, there are no other matters in relation to the Director Candidates which should be disclosed to the Shareholders or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

IV.	PROPOSED ELECTION OF SUPERVISORS

The tenure of office of the seventh session of the Board of Supervisors will expire in May 2021. The elections of the non-employee representative supervisors are subject to the shareholders’ approval by way of ordinary resolutions at the AGM.

The following persons have been nominated for election as the non-employee representative supervisors (“Supervisor Candidates”) of the eighth session of the Board of Supervisors:

Name	Position

Zhang Shaofeng	External Supervisor
Jiang Zhenying	External Supervisor
Zhang Zhiguo	External Supervisor
Yin Zhaolin	External Supervisor
Zhou Liwei	External Supervisor
Guo Hongjin	External Supervisor

Details of the Supervisor Candidates are set out in the Appendix II to this circular.

LETTER FROM THE BOARD

Other than disclosed in this circular, none of the above Supervisors Candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this circular, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the Supervisor Candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Each of the above Supervisor Candidates once approved at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the Supervisors shall start from the date on which his appointment is approved by the AGM to the date when the term of the eighth session of the Board of Supervisors expires, and the remunerations for the services provided by the internal supervisors will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remunerations will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. The external supervisors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remunerations obtained by the relevant Supervisors of Sinopec Corp. during the relevant reporting period.

Other than those disclosed herein, there are no other matters in relation to the above Supervisor Candidates which should be disclosed to the Shareholders, or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

V.	RECOMMENDATION OF THE BOARD

The Board considers that the proposed resolutions as set out in the AGM notice are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the proposed resolutions at the AGM.

VI.	ANNUAL GENERAL MEETING

The AGM will be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 25 May 2021 at 9:00 a.m. Notice of convening the AGM is set out on pages 17 to 24 of this circular. Reply slip and form of proxy for use in connection with the AGM will be dispatched to Shareholders with this circular.

LETTER FROM THE BOARD

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the proxy forms enclosed thereon in accordance with the instructions printed thereon as soon as possible. For H Shareholders, the proxy forms should be returned to the Company’s H Share Registrar, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) in person or by post as soon as possible but in any event not less than 24 hours before the time stipulated for convening the AGM (i.e. before 9:00 a.m. on 24 May 2021 Hong Kong time). Completion and return of the proxy forms will not preclude you from attending and voting in person at the AGM should you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Board Secretariat of Sinopec Corp. by personal delivery, post or fax during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 5 May 2021. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending the AGM should they so wish.

Shareholders (or their proxies) shall vote by poll.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

APPENDIX I	DETAILS OF THE PROPOSED DIRECTORS

Details of the Director Candidates are as follows:

Zhang Yuzhuo, aged 59. Mr. Zhang is a Research Fellow, Ph.D. in engineering and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the 19th Central Committee of the Communist Party of China (“CPC”). In January 1997, he was appointed as Vice President of China Coal Research Institute; in February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd.; in July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation; in March 1999, he served as President of China Coal Research Institute and Chairman of China Coal Technology Corporation; in June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, and Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation; in January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited; in August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited; in December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited; in July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese; in May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited; in March 2017, he served as a member of the Standing Committee of the CPC Tianjin Municipal Committee and Secretary of the CPC Binhai New Area Committee; in July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd.; in May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration; in January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. In March 2020, he was elected as Chairman of the Board of Directors of Sinopec Corp.

Ma Yongsheng, aged 59. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is a member of the 13th National Committee of Chinese People’s Political Consultative Conference (“CPPCC”). In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Pipeline Project

APPENDIX I	DETAILS OF THE PROPOSED DIRECTORS

Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and was appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in April 2019, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation. In February 2016, he was elected as Director of Sinopec Corp.; in October 2018, he was appointed as President of Sinopec Corp.

Zhao Dong, aged 50. Mr. Zhao is a professor level senior accountant with a Ph.D. degree. In July 2002, he was appointed as Chief Accountant and General Manager of Financial Assets Department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as Deputy Chief Accountant and Executive Deputy Director of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as Deputy Chief Accountant and General Manager of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation and Chief Financial Officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as Deputy General Manager of CNPC Nile Company; in August 2013, he was appointed as General Manager of CNPC Nile Company; in November 2015, he was appointed as Chief Financial Officer of PetroChina Company Limited. In November 2016, he was appointed as a Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation; in May 2020, he was appointed as Director and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation. In June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Yu Baocai, aged 56. Mr. Yu is a senior engineer with a master’s degree in economics. In September 1999, Mr. Yu was appointed as Deputy General Manager of Daqing Petrochemical Company; in December 2001, he was appointed as General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; in September 2003, he was appointed as General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; in June 2007, he was appointed as General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and General Manager of Lanzhou Petroleum & Chemical Company; in September 2008, he was appointed as a member of the Leading Party Member Group and Deputy General Manager of China National Petroleum Corporation (“CNPC”) and since May 2011, he acted concurrently as Director of PetroChina Company Limited; in June 2018, he was appointed as a Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.; in September 2020, he was appointed as Senior Vice President of Sinopec Corp.

APPENDIX I	DETAILS OF THE PROPOSED DIRECTORS

Liu Hongbin, aged 58. Mr. Liu is a senior engineer with a bachelor’s degree. In June 1995, he was appointed as Chief Engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as Deputy General Manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as Commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as General Manager of the Planning Department of PetroChina Company Limited; in September 2005, he served as Director of the Planning Department of CNPC; in June 2007, he was appointed as Vice President of PetroChina Company Limited, and in November 2007, he served concurrently as General Manager and Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in June 2009, he served concurrently as General Manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in July 2013, he was appointed as Member of the Leading Party Member Group and Deputy General Manager of CNPC and in August 2013, he served concurrently as an Executive Director and General Manager of Daqing Oilfield Company Limited, Director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as Director of PetroChina Company Limited; in November 2019, he was appointed as a member of the Leading Party Member Group of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of China Petrochemical Corporation. In March 2020, he was appointed as Senior Vice President of Sinopec Corp.; in May 2020, he was elected as Director of Sinopec Corp.

Ling Yiqun, aged 58. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd.; in February 2000, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as President and Secretary of CPC Committee of Sinopec Qilu Petrochemical Company, and President of Sinopec Qilu Company; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; since April 2019, he has been a member of the Leading Party Member Group of China Petrochemical Corporation. In February 2018, he was appointed as Senior Vice President of Sinopec Corp.; in May 2018, he was elected as Director of Sinopec Corp.

Li Yonglin, aged 54. Mr. Li is a professor level senior engineer with a Ph.D. degree. Mr. Li is a member of the 13th National Committee of CPPCC. He was appointed as Vice General Manager of Sinopec Maoming Company in March 2003; in July 2009, he was appointed as Chief of Preparatory Group for the Beihai Refining Off-Site Reconstruction Project; in November 2011, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Beihai Refining & Chemical Co., Ltd.; in March 2015, he was appointed as Vice Director General of Refining Division of Sinopec Corp. (Director General Level); in December 2016 he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Tianjin Petrochemical Company, General Manager of Sinopec Tianjin

APPENDIX I	DETAILS OF THE PROPOSED DIRECTORS

Company and Vice Chairman of SINOPEC SABIC Tianjin Petrochemical Co., Ltd.; in October 2019, he was appointed as Secretary of CPC Committee of Sinopec Tianjin Petrochemical Company and Corporate Representative of Sinopec Tianjin Company; in July 2020, he was appointed as Assistant to the President of China Petrochemical Corporation, concurrently serving as General Manager of Human Resources Department and Head of Organizational Department of the Leading Party Member Group; in November 2020, he was appointed as a member of Leading Party Member Group and Vice President of China Petrochemical Corporation.

Cai Hongbin, aged 53. Mr. Cai is Dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at the University of California, Los Angeles. Since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, and he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as Dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Mr. Cai once served as a member of the 12th National People’s Congress, a member of Beijing Municipal Committee of CPPCC, a member of the 11th Central Committee of China Democratic League, Deputy Chairman of Beijing Municipal Committee of China Democratic League and a Special Auditor of the National Audit Office. He currently serves as an Independent Director of CCB International (Holdings) Limited and Ping An Bank Co., Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Mr. Cai has confirmed his independence in accordance with the factors as set out in Rule 3.13 of the Hong Kong Listing Rules. The Board of the Company is of the view that Mr. Cai satisfies the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent pursuant thereto.

Ng, Kar Ling Johnny, aged 60. Mr. Ng currently is a practicing Certified Public Accountant in Hong Kong, a practicing auditor and Certified Public Accountant in Macau, a Fellow of the Hong Kong Institute of Certified Public Accountants (FCPA), a Fellow of the Association of Chartered Certified Accountant (FCCA), and a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a bachelor’s degree and a master’s degree in business administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and Vice Chairman of KPMG China from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director of China Vanke Co., Ltd., Fangdd Network Group Ltd. and Metallurgical Corporation of China Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

APPENDIX I	DETAILS OF THE PROPOSED DIRECTORS

Mr. Ng has confirmed his independence in accordance with the factors as set out in Rule
3.13 of the Hong Kong Listing Rules. The Board of the Company is of the view that Mr. Ng satisfies the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent pursuant thereto.

Shi Dan, aged 59. Ms. Shi is the legal representative and Chairman of China Industrial Economics Society, a member of Expert Advisory Committee of the National Energy Commission and a member of National Expert Committee on Climate Change and enjoys special government subsidies from the State Council. Ms. Shi obtained bachelor’s degree in engineering, master’s degree in economics, master’s degree of development economics and Ph.D. degree in management from Changchun University of Technology, Renmin University of China, Australian National University and Huazhong University of Science and Technology respectively. In October 1993, Ms. Shi was appointed as Research Fellow and Assistant to the Dean of the Institute of Industrial Economics of Chinese Academy of Social Sciences; in August 2010, Ms. Shi was appointed as a Research Fellow and Deputy Dean of National Academy of Economic Strategy, Chinese Academy of Social Sciences; in November 2013, she was appointed as a Research Fellow and Secretary of CPC Committee (Deputy Dean) of the Institute of Industrial Economics of Chinese Academy of Social Sciences; in November 2017, she served as External Director of China Energy Investment Corporation Limited. In March 2019, she was appointed as Dean of Institute of Industrial Economics of Chinese Academy of Social Sciences.

Ms. Shi has confirmed her independence in accordance with the factors as set out in Rule 3.13 of the Hong Kong Listing Rules. The Board of the Company is of the view that Ms. Shi Dan satisfies the independence guide set out in Rule 3.13 of the Hong Kong Listing Rules and is independent pursuant thereto.

Bi Mingjian, aged 66. Mr. Bi obtained the certificate of diploma majoring in English from East China Normal University in 1982 and master’s degree in business administration from George Mason University in the United States of America in 1993 respectively. Mr. Bi served as a cadre at Shanghai Subei Haifeng Farm from April 1977 to April 1979; he studied at the External Training Program of the Cadre School of the Ministry of State Farms and Land Reclamation, and subsequently he studied at a farm in Saskatchewan Province of Canada from April 1979 to November 1980; he served as a cadre at the Foreign Affairs Bureau of the Ministry of State Farms and Land Reclamation from November 1980 to December 1983; he served as Deputy Division Chief of the State Farms and Land Reclamation Bureau of the Ministry of Agriculture from January 1984 to December 1985; he served as Operation Officer of the World Bank Representative Office in China from December 1985 to June 1988; he served as Deputy Director of the project office of China Rural Trust and Investment Corporation from June 1988 to October 1988; he served as Project Economist and Advisor of the World Bank from October 1988 to January 1994; he served as a cadre at People’s Construction Bank of China from January 1994 to July 1995; he served as Deputy Chief Executive Officer, member and Acting Chairman of the Management Committee, Co-Chief Operating Officer and Co-Head of the Investment Banking Department of China International Capital Corporation Limited (“CICC”) from August 1995 to February 2006; he served as a

APPENDIX I	DETAILS OF THE PROPOSED DIRECTORS

Senior Advisor to CICC from March 2006 to November 2012; he served as a Managing Partner of HOPU Investment Management Co., Ltd. from November 2012 to March 2015; he served as non-executive director for China Investment Securities Co., Ltd. (currently known as China CICC Wealth Management Securities Company Limited) from March 2017 to January 2020; from March 2015 to December 2019, he served as Chief Executive Officer and Chairman of Management Committee of CICC; from May 2015 to February 2020, he served as Executive Director of CICC.

Before Mr. Bi’s retirement in February 2020, he was Director of CICC, which rendered financial advisory services to China Petrochemical Corporation (being the controlling shareholder of the Company) and its subsidiaries during the period from 1 January 2019 to the date of this circular.

However, the Board is of the view that Mr. Bi satisfies the independence requirements for Independent Non-executive Directors taking into account the following factors:

(1)	Mr. Bi was not a relationship holder of the Company or China Petrochemical Corporation in CICC throughout his service in CICC;

(2)
Other than being a consultant ending in March 2022 (subject to the signing of the agreement), which is of honorary nature, Mr. Bi does not involve in the management or operation of CICC, and Mr. Bi has not had any engagement with CICC, nor holds any position in CICC after his retirement;

(3)	Mr. Bi holds no share in the Company or China Petrochemical Corporation as at the date of this circular;

(4)
Mr. Bi holds 2,252,515 shares in CICC, representing 0.047% of the total issued shares of CICC as at the date of this circular, which constitutes a minimal part of the share capital of CICC and is immaterial in the context of independence, and Mr. Bi does not have any other economic interest in and in association with CICC;

(5)
Mr. Bi has not involved or participated in, and will not involve or participate in, any transaction (if any) between the Company (or its controlling shareholder, or their respective subsidiaries or core connected persons) and CICC in his capacity as a consultant of CICC; and

(6)
Mr. Bi has met all requirements under Rule 3.13 (other than Rule 3.13(3)) of the Hong Kong Listing Rules and there are no other matters that would potentially compromise Mr. Bi’s compliance with the independence criterion as set out in Rule 3.13.

Mr. Bi has confirmed his independence in accordance with the factors as set out in Rule 3.13 of the Hong Kong Listing Rules (other than Rule 3.13(3) as disclosed above).

APPENDIX II	DETAILS OF THE PROPOSED SUPERVISORS

Details of the Supervisor Candidates are as follows:

Zhang Shaofeng, aged 49. Mr. Zhang is a professor level senior accountant with a master’s degree in business administration. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of CNPC; in July 2017, he was appointed as General Manager of Finance Department of CNPC (中國石油天然氣集團公司) and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in December 2017, he was appointed as General Manager of Finance Department of CNPC (中國石油天然氣集團有限公司) and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation. In September 2020, he was elected as Director of Sinopec Corp.

Jiang Zhenying, aged 56. Mr. Jiang is a professor level senior economist with a Ph.D. degree in management. In December 1998, he was appointed as Vice President of China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as Director General of Sinopec Procurement Management Department; in November 2005, he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in November 2014, he was appointed as Director of Safety Supervisory Bureau of China Petrochemical Corporation and Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director General (Director General level) of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp.; in December 2019, he was appointed as President of Audit Bureau of Sinopec Corp. and Director of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation. In December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in May 2018, he was elected as Supervisor of Sinopec Corp.

Zhang Zhiguo, aged 58. Mr. Zhang is a professor level senior administration engineer with a master’s degree. In September 2009, he was appointed as Deputy Director General of Corporate Office of China Petrochemical Corporation (Sinopec President’s office); in March 2015, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in December 2018, he was appointed as Director General of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2019, he was appointed as Director General of the General Management Department and Director of Leading Party Member Group Office of China Petrochemical Corporation.

APPENDIX II	DETAILS OF THE PROPOSED SUPERVISORS

Yin Zhaolin, aged 55. Mr. Yin is a professor level senior engineer with a master’s degree in engineering. In April 2010, he was appointed as Deputy General Manager of Sinopec Maoming Company; in January 2017, he was appointed as Executive Deputy General Manager of Sinopec Maoming Company (administrated as a General Manager of a Level-I Large-scale Enterprise); in April 2017, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Maoming Municipal Committee; in October 2020, he was appointed as Executive Director and Secretary of CPC Committee of the Sinopec Maoming Petrochemical Company and the representative of the Sinopec Maoming Company.

Zhou Liwei, aged 49. Mr. Zhou is a professor level senior engineer with a master’s degree in business administration. In August 2008, he was appointed as Deputy Director General of the Production Management Department of Sinopec Corp.; in August 2009, he was appointed as Deputy Director General of Production Management Department of Sinopec Corp. and concurrently held the positions of Executive Director and General Manager of Sinopec Petroleum Storage and Reserve Limited; in September 2018, he was appointed as Deputy Chairman, General Manager and Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Company and General Manager of Sinopec Jinling Company; in April 2020, he was appointed as General Manager of Production Management Department and Chief Coordinator of Sinopec Production Dispatching Command Centre.

Guo Hongjin, aged 55. Mr. Guo is a professor level senior engineer with a Ph.D. degree. In July 2013, he was appointed as Deputy General Manager of Sinopec Shengli Oilfield Company; in March 2018, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Shengli Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Shengli Oilfield Company; in December 2018, he was appointed as Executive Director, General Manager and Deputy Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Jianghan Oilfield Company; in July 2019, he was appointed as Executive Director and Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and the representative of Sinopec Jianghan Oilfield Company; in April 2020, he was appointed as General Manager of the Petroleum Exploration & Development Department of Sinopec Corp.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2020 will be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 25 May 2021 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Seventh Session of the Board of Directors of Sinopec Corp. (including the Report of the Board of Directors of for 2020).

2.	To consider and approve the Report of the Seventh Session of the Board of Supervisors of Sinopec Corp. (including the Report of the Board of Supervisors for 2020).

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2020 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2020.

It is proposed by the Board of Directors of Sinopec Corp. (the “Board”) to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.13 (tax inclusive) per share held by the shareholders on the relevant record date (16 June 2021), combining with the interim special dividend of RMB0.07 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.20 (tax inclusive) per share for the year 2020.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2021.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

6.
To consider and approve the appointment of KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2021, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, asset backed notes, corporate bonds, asset backed securities, overseas market bonds in RMB and/or foreign currency, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a director designated by the Chairman to carry out the above matters of registration and issuance.

This resolution will expire at the conclusion of the 2021 annual general meeting of Sinopec Corp. after being approved at the AGM.

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 95 of the Articles of Association and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and overseas listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 19 May 2020, the annual general meeting of the Company for 2019 had approved the granting of a general mandate to the Board (or the directors authorised by the Board) of the Company to issue domestic shares and/or overseas listed foreign shares of the Company. From the date of granting of the mandate by the annual general meeting up to 7 April 2021, the Company has not used such mandate to issue shares.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”):

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares of Sinopec Corp. (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (4) and (5) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including but not limited to the following terms:

a.	class and number of new shares to be issued;

b.	price determination method of new shares and/or issue price (including price range);

c.	the starting and closing dates for the issue;

d.	class and number of the new shares to be issued to existing shareholders; and/or

e.	the making or granting of offers, agreements, options, convertible rights or other relevant rights which might require the exercise of such powers.

(3)
The approval in paragraph (2) will authorise the Board (or the directors authorised by the Board) to make or grant offers, agreements and options during the Relevant Period that need or might need to be continued or implemented after the Relevant Period.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

(4)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) during the Relevant Period pursuant to the approval in paragraph (2), other than issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(5)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulations stipulated (as amended from time to time) by the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(6)	For the purpose of this resolution, the relevant period shall commence from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

a.	twelve months from the date of passing this resolution at the AGM;

b.	the conclusion of the next annual general meeting of Sinopec Corp.; and

c.	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

(7)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, regulations and rules stipulated by the places where Sinopec Corp. is listed and the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(8)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

9.	To consider and approve the service contracts for the directors of the eighth session of the Board and the supervisors of the Board of Supervisors of Sinopec Corp. (including the salary terms).

By way of cumulative voting:

10.1	To elect the directors of the Board (not including independent non-executive directors):

10.2	To elect Mr. Zhang Yuzhuo as a non-executive director of the eighth session of the Board of the Company.

10.3	To elect Mr. Ma Yongsheng as an executive director of the eighth session of the Board of the Company.

10.4	To elect Mr. Zhao Dong as a non-executive director of the eighth session of the Board of the Company.

10.5	To elect Mr. Yu Baocai as an executive director of the eighth session of the Board of the Company.

10.6	To elect Mr. Liu Hongbin as an executive director of the eighth session of the Board of the Company.

10.7	To elect Mr. Ling Yiqun as an executive director of the eighth session of the Board of the Company.

10.8	To elect Mr. Li Yonglin as an executive director of the eighth session of the Board of the Company.

11.1	To elect the independent non-executive directors of the Board:

11.2	To elect Mr. Cai Hongbin as an independent non-executive director of the eighth session of the Board of the Company.

11.3	To elect Mr. Ng, Kar Ling Johnny as an independent non-executive director of the eighth session of the Board of the Company.

11.4	To elect Ms. Shi Dan as an independent non-executive director of the eighth session of the Board of the Company.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

11.5	To elect Mr. Bi Mingjian as an independent non-executive director of the eighth session of the Board of the Company.

12.1	To elect the supervisors (not including the employee representative supervisors):

12.2	To elect Mr. Zhang Shaofeng as an external supervisor of the eighth session of the board of supervisors of the Company.

12.3	To elect Mr. Jiang Zhenying as an external supervisor of the eighth session of the board of supervisors of the Company.

12.4	To elect Mr. Zhang Zhiguo as an external supervisor of the eighth session of the board of supervisors of the Company.

12.5	To elect Mr. Yin Zhaolin as an external supervisor of the eighth session of the board of supervisors of the Company.

12.6	To elect Mr. Zhou Liwei as an external supervisor of the eighth session of the board of supervisors of the Company.

12.7	To elect Mr. Guo Hongjin as an internal supervisor of the eighth session of the board of supervisors of the Company.

Resolutions 7 and 8 are special resolutions.

Details of the resolutions are included in the circular and the notice of the AGM to be dispatched by Sinopec Corp. and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
9 April 2021

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

Notes:

I.	ATTENDEES OF ANNUAL GENERAL MEETING

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 23 April 2021 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 23 April 2021.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting (i.e. before 9:00 a.m. 24 May 2021 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Board Secretariat of Sinopec Corp. (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others.

II.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Board Secretariat of Sinopec Corp. during hours between 9:00

a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 5 May 2021 in person, by post or by fax.

3.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 24 April 2021 to Tuesday, 25 May 2021 (both days inclusive).

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

III.	MISCELLANEOUS

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The contact for the AGM is:

Board Secretariat of Sinopec Corp. 22 Chaoyangmen North Street Chaoyang District Beijing 100728
PRC
Attn: Chen Dongdong
Telephone No.: (+86) 10 5996 9671
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 9, 2021